FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                         Pursuant to Rule 13a - 16 under
                       the Securities Exchange Act of 1934

                      For the quarter ended August 31, 2003

                                    ICON plc
                               (Registrant's name)

                                     0-29714
                            (Commission file number)

          South County Business Park, Leopardstown, Dublin 18, Ireland.
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Yes      X                     No

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                             No  X

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                             No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                             No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

Other Events.


     The registrant hereby incorporates by reference the press release attached hereto as Exhibit 99.1 into this report.

Financial Statements and Exhibits.


     (a) The following Exhibits are filed as part of this report:


         EXHIBIT NO.                    DESCRIPTION

            99.1                        Press Release.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ICON plc




October 1, 2003                       /s/ Sean Leech
---------------------                 ---------------------------
Date                                  Sean Leech
                                      Chief Financial Officer

                                                                    Exhibit 99.1

ICON Reports Strong Results with 47% increase in revenues and 46% increase in operating income in First Quarter FY 2004 (NASDAQ:ICLR)

Highlights - First Quarter Fiscal 2004

o First Quarter net revenues increased 47% over the first quarter of fiscal 2003 to $68.9 million.

o Income from operations increased 46% over the first quarter of fiscal 2003 to $7.6 million.

o Diluted earnings per share increased 33% for the first quarter to 44 cents compared to 33 cents in same quarter last year.

o    $134 million of net new business awarded to ICON during the quarter.

Dublin, Ireland, September 30, 2003 - ICON plc (NASDAQ: ICLR), a global contract clinical research organisation, which has over 2,500 employees providing services to the pharmaceutical and biotech industries from 31 locations in 18 countries worldwide, today reported the financial results for its first quarter ended August 31, 2003.

Net revenues for the quarter were $68.9 million, representing a 47% increase over net revenues of $46.9 million for the same quarter last year. Income from operations was $7.6 million, which represents an increase of 46% from the $5.2 million reported for the first quarter last year. Operating margin for the quarter was 11.1%, unchanged over the equivalent period last year. Net income for the quarter was $5.6 million or 44 cents per share, on a diluted basis, compared with $4.0 million or 33 cents per share for the first quarter last year.

In the quarter, the Company raised approximately $44.3 million after the deduction of costs through the issuance of an additional 1.5 million shares at $32.25 per share. Additionally, for the quarter to August 31, 2003, cash used in operations was $0.2 million and capital expenditure was $3.4 million. In the quarter, days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 64 days at August 31, 2003, unchanged from the 64 days reported at May 31, 2003.

As a result, the Company's net cash was $51.4 million at August 31, 2003, compared to $11.2 million at May 31, 2003.

"The performance in the first quarter has given us an excellent start to fiscal 2004", commented Chairman Dr. John Climax. "We were particularly pleased with the award of $134 million of net new business; a record for ICON. Our strong levels of revenue growth have continued, and our operating margins have shown a solid improvement over the previous quarter, all of which reinforce our confidence in ICON's future outlook ".

The Company also announced the appointment of Mr. Shuji Higuchi as a non-executive director to its Board. Mr. Higuchi has over 38 years of experience in the pharmaceutical industry. He was the President of Takeda Pharma GmbH from 1983 to 1992, President of Takeda Europe R&D Centre, Frankfurt / London from 1992 to 2002, and served as a Corporate Officer of Takeda Chemical Industries Limited, Japan from 1999 to 2002. He is currently Executive Director of the Foundation for Biomedical Research and Innovation, Kobe, Japan.

"We're delighted to welcome Mr. Higuchi to the Board of ICON" commented Dr. Climax, "His extensive experience in the pharmaceutical industry, and in particular his knowledge of the Japanese environment, will prove an invaluable addition to the board".

The Company also announced that on September 9, 2003, following the end of the first quarter, it completed the acquisition of Globomax LLC, a specialist CRO which provides a range of development and consulting services to the pharmaceutical and biotechnology industries. ICON has acquired Globomax for an initial consideration of $11 million in cash, with further payments of up to $4 million payable over the next three fiscal years, subject to the achievement of certain performance targets. The inclusion of Globomax's results is expected to have a modestly accretive impact on earnings per share for fiscal 2004.

The company will hold its first quarter conference call today, September 30, 2003 at 11:00 EST [16:00 GMT / 17:00 CET]. This call and linked slide presentation can be accessed live from our website at http://www.iconclinical.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under "shareholders services". This calendar will be updated regularly.

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

The financial information presented herein has been prepared in accordance with U.S. GAAP.

Source: ICON plc

Contact : Investor Relations 1-888-381-7923 or Sean Leech CFO + 353 -1-291-2000 Both at ICON.


                                    ICON plc

                         Consolidated Income Statements
                                   (Unaudited)

                   Three Months ended August 31, 2003 and 2002
            (Dollars, in thousands, except share and per share data)

                                                                            Three Months Ended
                                                                          Aug 31,           Aug 31,
                                                                          2003              2002

Gross Revenue                                                             106,177           72,087

Subcontractor Costs                                                       37,242            25,228

                                                                          --------------------------------------
Net Revenue                                                               68,935            46,859


Costs and expenses
Direct costs                                                              37,699            25,425
Selling, general and administrative                                       21,025            14,643
Depreciation and amortization                                             2,589             1,570

                                                                          --------------------------------------
Total costs and expenses                                                  61,313            41,638

Income from operations                                                    7,622             5,221

Interest income (net)                                                     47                186

                                                                          --------------------------------------
Income before provision of income taxes                                   7,669             5,407

Provision for income taxes                                                2,065             1,434
                                                                          --------------------------------------

Net income                                                                5,604             3,973
                                                                          ======================================

Net income per ordinary share
Basic                                                                     $0.46             $0.34
                                                                          --------------------------------------

Diluted                                                                   $0.44             $0.33
                                                                          --------------------------------------

Weighted average number of ordinary shares
Basic                                                                     12,153,772        11,798,354

Diluted                                                                   12,606,971        12,147,634



                                    ICON plc

                           Summary Balance Sheet Data

                        August 31, 2003 and May 31, 2003
                             (Dollars, in thousands)
                                                                  August 31,                May 31,
                                                                  2003                      2003
                                                                  (unaudited)
(audited)
Cash and short-term investments                                   57,415                    18,311
Short-term debt                                                   (6,046)                   (7,126)
                                                                  51,369                    11,185
Net Cash

Accounts Receivable                                               69,087                    74,645
Unbilled revenue                                                  52,402                    44,783
Payments on account                                               (47,362)                  (45,763)
                                                                  74,127                    73,665
Total



Working Capital                                                   99,410                    53,827


Total assets                                                      275,733                   235,014


Shareholder's equity                                              180,950                   136,910

Source:                 ICON plc
Contact:                Investor Relations 1-888-381-7923 or
                        Sean Leech CFO + 353 1 291 2000
                        both at ICON.

